Exhibit 99.1

Inspira Secures $596,000 AME System Order from Leading Irish Technological University

RA’ANANA, Israel, May 1, 2026 – Inspira Technologies Oxy B.H.N. Ltd. (Nasdaq: IINN, IINNW) (“Inspira” or the “Company”) today announced that it has secured a $596,000 purchase order for an Additively Manufactured Electronics (“AME”) system from a leading Irish technological research university. The order is structured with a non-refundable upfront payment of 40% of the order value, which has been received by the Company, with the balance payable against delivery.

The purchasing institution is a leading Irish technological research university recognized for applied research and innovation in information and communications technologies, advanced communications systems, secure digital infrastructure, photonic and quantum networking research, and next-generation industry-facing technology development. The AME platform’s capacity to fabricate complex three-dimensional structures integrating conductive and dielectric materials at micron-level precision is directly relevant to the customer’s research domains.

Beyond the system price, the order establishes a recurring revenue stream from proprietary consumables, wear parts, and fixed annual service fees over the system’s operating lifetime. The recurring component is structurally embedded in the platform’s operation, with consumable usage scaling to the customer’s research throughput. This combination of upfront system revenue and lifetime recurring revenue is central to the commercial economics of Inspira’s AME business.

Inspira is scheduled to deliver and deploy the AME system in the coming weeks, accompanied by advanced application training tailored for the university’s research teams. The Company expects the deployment to serve as a reference installation supporting engagement with additional academic and commercial institutions across Europe and beyond.

About Inspira Technologies

Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) is a technology company focused on solving the most critical physical and hardware bottlenecks in quantum computing connectivity. Inspira develops unique quantum connectivity solutions designed for high-density, thermally optimized operation in dilution cryostats, a prerequisite for scaling quantum systems beyond current physical limitations. Additionally, the Company continues to advance its medical technology portfolio, including its respiratory support and blood monitoring platforms under a dedicated business unit. For more information, please visit: www.q-trex.com and www.inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the benefits, advantages and capabilities of its AME system, that the order establishes a recurring revenue stream from proprietary consumables, wear parts, and fixed annual service fees over the system’s operating lifetime, the expected timing of the delivery and deployment of the AME system and advanced application training tailored for the university’s research teams and that the Company expects the deployment to serve as a reference installation supporting engagement with additional academic and commercial institutions across Europe and beyond. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies
Email: info@inspirao2.com
Phone: +972-9-9664485

Investor Relations Contact

Arx Investor Relations
North American Equities Desk
inspira@arxhq.com